UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 8, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.            Other Events

Asset Update

E353 Controlled Subsidiary – Los Angeles, CA

On March 28, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, CNP 99, LLC (the “E353 Controlled Subsidiary”), for an initial purchase price of approximately $775,000, which was the initial stated value of our equity interest in the E353 Controlled Subsidiary (the “E353 Investment”). The E353 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing four residential units totaling approximately 1,800 square feet of gross rentable area on an approximately 7,300 square foot lot (the “E353 Property”). Details of the acquisition can be found here.

On November 8, 2023, the E353 Controlled Subsidiary sold the E353 Property.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       January 4, 2024